Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings available to cover fixed charges:
Income from continuing operations before income taxes	$590	$858	$837	$775	$608
Less: Income from equity investees	2	2	2	2	3
	588	856	835	773	605
Plus: Fixed charges	249	229	220	201	225
Amortization of capitalized interest	7	6	5	4	3
Net income attributable to noncontrolling interest	(1)	(1)	—	—	(1)
Less: Capitalized interest	2	5	7	5	5
Earnings available to cover fixed charges	$841	$1,085	$1,053	$973	$827
Fixed charges (*):
Interest	$230	$208	$196	$180	$205
Capitalized interest	2	5	7	5	5
Interest portion of rental expense	17	16	17	16	15
Total fixed charges	$249	$229	$220	$201	$225
Ratio of earnings to fixed charges	3.38x	4.74x	4.79x	4.84x	3.68x

(*)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.